EXHIBIT 6.24

EXOUSIA PRO, INC.

7901 4th Street N #23494

St. Petersburg, Florida 33702

December 16, 2025

Mascot Alliance, LLC
Kevin Singer

3900 SW 30th Avenue
Fort Lauderdale, FL 33312

Letter of Intent

Gentlemen:

This Letter of Intent summarizes certain terms under which our company (“Exousia Pro”) would acquire ownership and/or other assets (collectively, the “Target”) from your company, Mascot Alliance, LLC (“Mascot Alliance”), This proposed transaction is sometimes referred to as the “Transaction.”

NON-BINDING TERMS

This paragraph and Sections 1 through 4 are not legally binding on either party. They would serve as the non-binding basis for an initial draft of a definitive agreement for the Transaction (the “Definitive Agreement”), which would be provided by Exousia Pro. We currently contemplate that the Definitive Agreement would include, among others, the following terms:

1.The Definitive Agreement would provide for Exousia Pro's acquisition of the Target from Mascot Alliance, LLC., in exchange for Five Million Dollars ($5,000,000) in a combination of cash and stock of Exousia Pro. The form of the Definitive Agreement would be determined by us, in consultation with our respective legal counsel and accountants.

2.We would attempt to negotiate and execute the Definitive Agreement by January 31, 2026, and would target the closing of the Definitive Agreement for approximately five (5) days thereafter, all in accordance with the terms of Definitive Agreement.

3.The Definitive Agreement would contain other terms and conditions that would be customary for transactions of this type, including customary representations, warranties, covenants and indemnities, as acceptable to the parties.

BINDING TERMS

This paragraph and Sections 4 through 11, which are referred to collectively as the “Binding Terms,” are the legally binding and enforceable agreements of Exousia Pro and Mascot Alliance.

4.Exclusivity. Throughout the period that begins on the date of this Letter of Intent and ends on the date that is 60 days from the date of mutual execution of this Letter of Intent (the “Exclusivity Period”), Mascot Alliance, will not, directly or indirectly, solicit, initiate, seek or encourage any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any person regarding any purchase or other disposition of the Target. In the event a Definitive Agreement is not entered into, executed and delivered by and between the parties on or prior to the end 5p.m. est on a date which is the last day of the Exclusivity Period, the terms and provisions of provision of Section 4A. are hereby rendered null and void, ab initio.

4A.Break-up Fee. Notwithstanding the Exclusivity Period set forth in Paragraph 4, should Mascot Alliance enter into a definitive agreement regarding the sale of the Target to a party with whom Mascot Alliance previously entered into a letter of intent, then Mascot Alliance shall, by written notice (the “Termination Notice”), terminate this Letter of Intent and decline to enter into the Definitive Agreement. In such case, Mascot Alliance shall be subject to the obligation to pay a $250,000 break-up fee (the “Breakup Fee”) to Exousia Pro within five (5) business days immediately following the date of the Termination Notice. The parties agree that the liability to pay the Break-up Fee shall accrue whether or not Mascot Alliance shall have delivered a Termination Notice. The parties further agree that the Break-up Fee shall be paid in cash by wire transfer of immediately available funds.

5.Confidentiality. The terms and existence of this Letter of Intent, and the content and existence of discussions regarding the Transaction, are confidential information and protected from disclosure by the existing Mutual Non-Disclosure and Non-Circumvention Agreement dated December 12, 2025, between our companies, which will remain in full force and effect pursuant to its terms. Notwithstanding the foregoing and the existing Mutual Non-Disclosure and Non-Circumvention Agreement, the parties agree that (a) disclosure regarding the content and existence of this Letter of Intent properly made under applicable securities laws shall not be a violation of this paragraph 5 and (b) you may disclose the existence and terms of this Letter of Intent to your professional service providers.

6.Expenses. Except to the extent expressly stated otherwise in the Definitive Agreement, each of Exousia Pro and Mascot Alliance, LLC., will be responsible for and bear all of its respective costs and expenses incurred at any time in connection with pursuing or consummating the Transaction.

7.No Other Obligations or Claims. Nothing herein obligates either party to enter into or continue any discussions or negotiations with, solicit or accept any proposal from or enter into any definitive agreement with, the other party. Except for the Binding Terms, unless and until a final definitive agreement between the parties regarding a transaction has been executed and delivered (or except as expressly provided in any binding written agreement that either of the parties may enter into in the future), (a) neither party will be under any legal obligation of any kind regarding such a transaction by virtue of this Letter and (b) no past or future action, course of conduct or failure to act regarding a transaction, or relating to the negotiation of the terms of a transaction or the Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of either party.

8.Waiver and Amendment. No failure or delay by either party in exercising any right, power or privilege under this Letter of Intent will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No term in this Letter of Intent can be waived or amended except in a writing signed by each party.

9.Entire Agreement. Other than existing confidentiality rights and obligations in any written agreement between the parties, this Letter of Intent contains the entire agreement between the parties regarding the subject matter hereof and supersedes all prior agreements or understandings between the parties with respect thereto.

10.Counterparts. This Letter of Intent may be executed in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement.

11.Disputes. If any legal action or any other proceeding is brought for the enforcement of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in connection with such action or proceeding and any appeal hereunder, in addition to any other remedies available. This Agreement shall be construed, interpreted, and applied in accordance with the laws of the State of Florida (excluding its body of law controlling conflicts of law). Venue shall exclusively lie and only be in the 17th Judicial Circuit in and for Broward County, Florida. THE PARTIES HEREBY IRREVOACBLE AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) RELATING TO OR ARISING OUT OF THIS AGREEMENT.

This Letter of Intent is non-binding and is merely a reflection of the parties’ understanding of some of the general terms of the proposed transaction and upon which understanding the parties are willing to proceed with further discussions and negotiations, which may result in a Definitive Agreement, if, as and only to the extent same is executed and delivered by and between the parties.

If Mascot Alliance is in agreement, please sign below and return a fully executed copy of this Letter of Intent to Exousia Pro.

Very truly yours,

Exousia Pro, Inc.

By: /s/ Matthew Dwyer

Matthew Dwyer, President

AGREED AND ACCEPTED:

Mascot Alliance, LLC

By: /s/ Kevin Singer

Kevin Singer, Manager